EXHIBIT 99.3


                         DEER VALLEY HOMEBUILDERS, INC.

                              FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                         DEER VALLEY HOMEBUILDERS, INC.
                              FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004


                                TABLE OF CONTENTS

                                                                            Page

Audit  Report  of  Independent  Registered  Public  Accounting  Firm           2

Balance  Sheets  at  December  31,  2005  and  2004                            3

Statements  of  Operations  for the Years Ended December 31, 2005 and 2004     4

Statement  of  Stockholders'  Equity for the Years Ended December 31, 2004     5

Statements of Cash Flows for the Years Ended December 31, 2005 and 2004        6

Notes  to  Financial  Statements                                            7-16

          AUDIT REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and
Stockholders of Deer Valley Homebuilders, Inc.


We have audited the accompanying balance sheets of Deer Valley Homebuilders, Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deer Valley Homebuilders, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Wheeler, Herman, Hopkins & Lagor, PA

Wheeler,  Herman,  Hopkins  &  Lagor, PA
Tampa,  Florida
February 8,  2006

                                      DEER VALLEY HOMEBUILDERS, INC.
                                               BALANCE SHEETS
                                                                                    DECEMBER  31,    DECEMBER  31,
                                                                                        2005            2004
                                                                                    -------------  --------------
ASSETS

CURRENT ASSETS:
Cash and Cash Equivalents                                                           $  2,931,263   $    1,563,818
Certificate of Deposit                                                                   151,418
Accounts Receivable                                                                    2,140,404        1,064,518
Other Receivable                                                                           7,500            1,000
Inventories                                                                            1,115,558          687,110
Prepayments and Other Current Assets                                                      52,419           48,916
                                                                                    -------------  --------------
     Total Current Assets                                                              6,398,562        3,365,362
                                                                                    -------------  --------------

Property, Plant and Equipment
   Property, Plant and Equipment at Cost                                               1,814,683        1,705,470
   Less:  Accumulated Depreciation                                                      (203,152)         (84,211)
                                                                                    -------------  --------------
      Net Property, Plant and Equipment                                                1,611,531        1,621,259
                                                                                    -------------  --------------

     TOTAL ASSETS                                                                   $  8,010,093   $    4,986,621
                                                                                    =============  ==============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current Maturities of Long-Term Debt                                                $     55,716   $       58,190
Accounts Payable                                                                       1,166,020          496,821
Accounts Payable under Dealer Incentive Programs                                         340,432          108,056
Estimated Warranties                                                                     750,000          550,000
Compensation and Related Accruals                                                        413,939          271,121
Accrued Stockholder Distributions                                                        925,000          545,540
Other Accrued Expenses                                                                   228,832           67,967
                                                                                    -------------  --------------
     Total Current Liabilities                                                         3,879,939        2,097,695
                                                                                    -------------  --------------

Long-Term Debt, Net of Current Maturities                                              1,367,148        1,442,578
                                                                                    -------------  --------------
     Total Long-Term Debt                                                              1,367,148        1,442,578
                                                                                    -------------  --------------

Commitments and Contingencies (Note 9)
Stockholders' Equity
Common Stock, $1.00 Par Value, 1,000 shares authorized,
   940 shares issued and 940 shares outstanding for 2005 and 1,000 shares issued,
and 940 shares outstanding for 2004                                                          940            1,000
Paid-In Capital                                                                        2,762,066        1,099,000
Treasury Stock, at Cost; 60 Shares                                                             0          (66,000)
Retained Earnings                                                                              0          412,348
                                                                                    -------------  --------------
     Total Stockholders' Equity                                                        2,763,006        1,446,348
                                                                                    -------------  --------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $  8,010,093   $    4,986,621
                                                                                    =============  ==============\

     See Reports of Independent Registered Public Accounting Firm and Notes to
                              Financial Statements

                     DEER VALLEY HOMEBUILDERS, INC.
                        STATEMENT OF OPERATIONS

                                             FOR YEARS ENDED DECEMBER  31,
                                               2005              2004
                                         -----------------  ---------------
Net Revenue                              $     35,717,073   $   15,394,215

Cost of Sales                                  29,292,051       12,769,267
                                         -----------------  ---------------

Gross Profit                                    6,425,022        2,624,948
                                         -----------------  ---------------

Selling, General and Administrative             2,996,023        1,559,333
                                         -----------------  ---------------

Operating Income                                3,428,999        1,065,615
                                         -----------------  ---------------

Other Income (Expense)
   Interest Expense                       (        74,904)   (      55,109)
   Interest Income                                 12,563               --
                                         -----------------  ---------------
                                          (        62,341)   (      55,109)

Net Income                               $      3,366,658   $    1,010,506
                                         =================  ===============

Basic and Diluted Net Income Per Share   $          3,574   $        1,011
                                         =================  ===============

Weighted Average Shares Outstanding                   942            1,000
                                         =================  ===============

     See Reports of Independent Registered Public Accounting Firm and Notes to
                              Financial Statements

                                        DEER VALLEY HOMEBUILDERS, INC.
                                      STATEMENT OF STOCKHOLDERS' EQUITY

                            COMMON  STOCK     ADDITIONAL    Treasury
                         -------------------   PAID-IN        Stock       TREASURY    RETAINED
                          SHARES    AMOUNT     CAPITAL     (In Shares)     STOCK      EARNINGS        TOTAL
                          -------  --------  -----------   ----------    ---------   ------------   ------------
As of January 7, 2004      1,000   $  1,000  $ 1,099,000                 $     --    $         --   $  1,100,000

Purchase of Treasury
  Stock                                                       (60)         (66,000)                      (66,000)

Cash Distributions                                                                        (52,618)       (52,618)

Accrual of Distributions                                                                 (545,540)      (545,540)


Net Income                                                                              1,010,506      1,010,506
                         -------   --------  -----------                 ---------   ------------   ------------

As of December 31,
  2004                     1,000      1,000    1,099,000      (60)         (66,000)       412,348      1,446,348

Purchase of Treasury
  Stock                      (60)       (60)     (65,940)      60           66,000             --             --

Cash Distributions                                                                     (1,125,000)    (1,125,000)

Accrual of Distributions                                                                 (925,000)      (925,000)

Net Income                                                                              3,366,658      3,366,658
                         -------   --------  -----------   ----------    ---------  -------------   ------------

Adjustment of Undistributed
Retained Earnings to APIC                      1,729,006                               (1,729,006)

As of December 31,
  2005                       940   $    940  $ 2,762,066        0         $     --   $          -    $ 2,763,006
                         =======   ========  ===========   ==========     =========  ============    ===========

     See Reports of Independent Registered Public Accounting Firm and Notes to
                              Financial Statements

                                    DEER VALLEY HOMEBUILDERS, INC.
                                       STATEMENTS OF CASH FLOWS

                           INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                  FOR  THE  YEARS ENDED DECEMBER 31,
                                                                --------------------------------------
                                                                       2005                2004
                                                                ------------------  ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income                                                      $       3,366,658   $       1,010,506
Adjustments to reconcile net income to net cash provided
by operating activities:
   Depreciation on property, plant and equipment                          118,941              84,211
   Changes in assets and liabilities:
      (Decrease) in receivables                                        (1,075,886)         (1,064,518)
      (Decrease) in other receivables                                  (    6,500)         (    1,000)
      (Decrease) in inventories                                        (  428,448)         (  687,110)
      (Decrease) in prepayments and other assets                       (    3,503)         (   48,916)
      Increase in accounts payable                                        669,199             496,821
      Increase in accounts payable under dealer incentives                232,376             108,056
      Increase in estimated warranties                                    200,000             550,000
      Increase in compensation and related accruals                       142,818             271,121
      Increase in accrued expenses                                        160,865              67,967
                                                                ------------------  ------------------
         Net cash provided by operating activities                      3,376,520             787,139
                                                                ------------------  ------------------

Cash Flows from Investing Activities:
   Purchase of capital assets                                          (  109,213)         (1,705,470)
   Purchase of certificate deposit                                     (  151,418)                 --
                                                                ------------------  ------------------
      Net cash used in investing activities                            (  260,631)         (1,705,470)
                                                                ------------------  ------------------

Cash Flows from Financing Activities:
   Proceeds from notes payable                                                 --           1,543,314
   Repayments of notes payable                                         (   77,904)         (   42,546)
   Purchase of treasury stock                                                  --          (   66,000)
   Issuance of common stock                                                    --           1,100,000
   Payment of cash distributions                                       (1,670,540)         (   52,618)
                                                                ------------------  ------------------
      Net cash (used in) provided by financing activities              (1,748,444)          2,482,150
                                                                ------------------  ------------------

Net Increase in Cash and Cash Equivalents                               1,367,445           1,563,818

Cash and Cash Equivalents at Beginning of Year                          1,563,818                  --
                                                                ------------------  ------------------
Cash and Cash Equivalents at End of Year                        $       2,931,263   $       1,563,818
                                                                ==================  ==================

Supplemental Cash Flows Information:

Cash Paid for Interest                                          $          94,904   $          50,099
                                                                ==================  ==================

Cash Paid for Income Taxes                                      $              --   $              --
                                                                ==================  ==================

Non-cash investing and financing activities:

Accrued distributions to stockholders                           $         925,000   $         545,540
                                                                ==================  ==================

     See Reports of Independent Registered Public Accounting Firm and Notes to
                              Financial Statements

                         DEER VALLEY HOMEBUILDERS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004


1. NATURE OF BUSINESS, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY - Deer Valley Homebuilders, Inc. (the Company) was organized and incorporated as an Alabama corporation on January 7, 2004 and is headquartered in Guin, Alabama. The Company operates on a 52-53 week year end.

NATURE OF OPERATIONS - The Company designs and produces manufactured homes which are sold to a network of dealers located primarily in the southeastern and south-central regions of the United States. The Company operates out of one manufacturing facility located in Guin, Alabama (the northwestern region of Alabama). Business is seasonal and cyclical with the potential for significant fluctuations in quarterly earnings as a result of factors impacting the broader housing market, including but not limited to changes in the availability and cost of customer financing, changes in the cost of construction materials, and changes in the economic conditions within the market regions served by the Company.

SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES:

ACCOUNTING ESTIMATES - The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of the Company's cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short-term nature of these instruments.

CASH EQUIVALENTS - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE - Accounts receivable represent balances due from dealers. Credit risk associated with balances due from dealers is evaluated by management relative to financial condition and past payment experience. As a result of management's reviews no reserves for uncollectible amounts have been recorded in the accompanying financial statements.

INVENTORIES - Inventories are stated at the lower of cost (first-in, first-out method) or market. Work-in-process and finished goods inventories include an allocation for labor and overhead costs.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the related assets ranging from 5 to 40 years primarily using the straight-line method. Maintenance and repairs are expensed as incurred. Depreciation expense amounted to $118,941 and $84,211 for the years ended December 31, 2005 and 2004, respectively.

     CATEGORY                                 USEFUL  LIFE
     --------                                 ------------
     Land  and  Improvements                   10  years
     Buildings                                 40  years
     Machinery  and  Equipment                5-10  years
     Furniture  and Fixtures                  5-10  years

IMPAIRMENT OF LONG-LIVED ASSETS - In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair market values are primarily based on independent appraisals and preliminary or definitive contractual arrangements less costs to dispose.

REVENUE RECOGNITION - Revenue for manufactured homes sold to independent dealers generally is recorded when all of the following conditions have been met; (a) an order for the home has been received from the dealer, (b) an agreement with respect to payment terms (usually in the form of a written or verbal approval for payment has been received from the dealer's flooring institution), and (c) the home has been shipped and risk of loss has passed to the dealer.

PRODUCT WARRANTIES - The Company provides the retail home buyer a one-year limited warranty covering defects in material or workmanship in home structure, plumbing and electrical systems. The Company estimated warranty costs are accrued at the time of the sale to the dealer following industry standards and historical warranty cost incurred. Periodic adjustments to the estimated warranty accrual are made as events occur which indicate changes are necessary. As of December 31, 2005 and 2004, the Company has provided a liability of $750,000 and $550,000, respectively for estimated warranty costs relating to homes sold, based upon management's assessment of historical experience factors and current industry trends.

Management reviews its warranty requirements at the close of each reporting period and adjusts the reserves accordingly. The following tabular presentation reflects activity in warranty reserves during the periods presented:

                                   FOR THE YEARS ENDED DECEMBER 31,
                                   --------------------------------
                                          2005         2004
                                      ------------  ----------
Balance at Beginning of Period        $   550,000   $      --
   Warranty Charges                     1,758,473     798,164
   Warranty Payments                   (1,558,473)   (248,164)
                                      ------------  ----------
Balance at End of Period              $   750,000   $ 550,000
                                      ============  ==========

DEALER INCENTIVE PROGRAMS - The Company provides rebates to dealers based upon a predetermined formula applied to the volume of homes sold to the dealer during the year. These rebates are recorded at the time the dealer sales are consummated.

NET INCOME PER SHARE - Basic income per share represents the Company's net income divided by the weighted average shares of common stock outstanding during the period. The Company has no common stock equivalents, convertible instruments or other arrangements that would result in a dilutive effect on basic income per common share.

INCOME TAXES - The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective share of the Company's taxable income in their individual income tax returns. Accordingly, the accompanying financial statements do not include income taxes. See Note 6 for information about pro forma income taxes.

NEW ACCOUNTING PRONOUNCEMENTS - In December 2004, the FASB issued SFAS No.153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for NonmonetaryTransactions." The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance.
Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. Opinion 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. The FASB believes that exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. By focusing the exception on exchanges that lack commercial substance, the FASB believes this statement produces financial reporting that more faithfully represents the economics of the transactions. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of SFAS 153 shall be applied prospectively. The Company has evaluated the impact of the adoption of SFAS 153, and does not believe the impact will be significant to the company's overall results of operations or financial position.

In December 2004, the FASB issued SFAS No.123 (revised 2004), "Share-Based Payment". SFAS 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25,
"Accounting for Stock Issued to Employees". SFAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. For public entities that file as small business issuers SFAS 123(R) is applicable as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company evaluated the impact of the adoption of SFAS 123(R), and believes that the impact will be insignificant to the company's overall results of operations and financial position.

In December 2004 the Financial Accounting Standards Board issued two FASB Staff Positions-FSP FAS 109-1, Application of FASB Statement 109 "Accounting for Income Taxes" to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, and FSP FAS 109-2 Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. Neither of these affected the Company as it does not participate in the related activities.

2.     CASH  AND  CASH  EQUIVALENTS

Cash and cash equivalents at December 31, 2005 and 2004, are held in one financial institution in Guin, Alabama, and exceed the FDIC limits of insurability.

3.     INVENTORIES

Inventories  consisted  of  the  following  components:

                          DECEMBER 31,
                         --------------
                         2005       2004
                      ----------  --------
Raw Materials         $  881,563  $408,821
Work-in-Process          184,599   156,718
Finished Goods            49,396   121,571
                      ----------  --------
Total Inventory       $1,115,558  $687,110
                      ==========  ========

4.     PROPERTY,  PLANT  AND  EQUIPMENT

Property,  Plant  and  Equipment  consisted  of  the  following:

                          DECEMBER 31,
                         --------------
                         2005       2004
                      ----------  ----------
Land and Improvements $  296,915  $  277,500
Buildings                822,500     822,500
Machinery and Equipment  559,107     495,145
Furniture and Fixtures   136,161     110,325
                      ----------  ----------
Total Property,
Plant and Equipment   $1,814,683  $1,705,470
                      ==========  ==========

5.     CREDIT  ARRANGEMENTS

REVOLVING LINE OF CREDIT - The Company had a fixed rate revolving line of credit with State Bank and Trust of Guin, Alabama. Under this line of credit entered into on March 3, 2004, the Company could make loan draws for business purposes up to a maximum amount of $500,528 in the aggregate. Amounts drawn on the line of credit accrue interest at the fixed interest rate of 5.5%. The line of credit matured on March 25, 2005 and was not renewed. The line of credit was secured by inventory and accounts receivable of the Company.

IRREVOCABLE STANDBY LETTERS OF CREDIT - The Company during its normal course of business is required to issue irrevocable standby letters of credit in the favor of independent third party beneficiaries. As of December 31, 2005, the following letters of credit were issued and in force:

     Letter of Credit No. 98 issued through State Bank & Trust in the amount of $400,000 to the favor of beneficiary GE Commercial Distribution Finance Corporation, issued January 27, 2005, and expiring January 27, 2006. Personally guaranteed by the largest stockholder of the Company. (See
     Note 9.)

     Letter of Credit No. 93 issued through State Bank & Trust in the amount of $100,000 to the favor of beneficiary 21st Mortgage Corporation, issued May 3, 2005, and expiring May 3, 2006. Personally guaranteed by the three largest stockholders of the Company. (See Note 9.)

     Letter of Credit No. 97 issued through State Bank & Trust in the amount of $150,000 to the favor of Textron Financial Corporation, issued August 29, 2005, and expiring August 29, 2006. Personally guaranteed by the three largest stockholders of the Company. (See Note 9.)

As of December 31, 2005, no amounts had been drawn on the above irrevocable letters of credit by the beneficiaries.

6.     PRO  FORMA  INCOME  TAXES  (UNAUDITED)

The following unaudited pro forma income tax information gives effect to Federal and State income taxes as if the Company was subject to State and Federal income taxes.

The  pro  forma  provision  for  income  taxes  consists  of  the  following:

                                      FOR THE YEARS ENDED DECEMBER  31,
                                      ---------------------------------
                                            2005         2004
                                         -----------  ----------
Current:
   United States Federal                 $1,275,242   $ 523,698
   States                                    77,775      60,630
Deferred Income Taxes                      (134,473)   (266,828)
                                         -----------  ----------
  Pro Forma Income Tax Provision         $1,218,544   $ 317,500
                                         ===========  ==========

The above pro forma provision for income taxes was computed using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The pro forma provision for income taxes are based upon management's best estimate of the expected pro forma effective tax rate for the year ended December 31, 2005 and the actual pro forma effective tax rate for the year ended December 31, 2004, respectively.

Pro  forma  deferred  income  tax  assets  and  liabilities  are  as  follows:

                                      FOR THE YEARS ENDED DECEMBER  31,
                                      ---------------------------------
                                            2005         2004
                                         -----------  ----------
Warranty and Other Reserves                $416,642   $266,351
Depreciation Methods                        (78,823)    40,477
                                           ---------  --------
Deferred Tax Assets, Net                   $337,819   $306,828
                                           =========  ========

Current Deferred Assets                    $337,819   $306,828
Net Non-current Deferred Tax Assets               -          -
                                           ---------  --------
Deferred Tax Assets, Net                   $337,819   $306,828
                                           =========  ========

The Company's pro forma provision for income taxes is lower than the income tax expense that would result from using the Federal Statutory Rate of 34%. The State of Alabama has issued a capital investment credit for a 20-year period in the amount of $85,000 per year. The following table reflects reconciliation between the statutory rate and the pro forma effective tax rate for each of the periods presented:

6.     PRO  FORMA  INCOME  TAXES  (CONTINUED)  (UNAUDITED)

                                      FOR THE YEARS ENDED DECEMBER  31,
                                      ---------------------------------
                                            2005         2004
                                         -----------  ----------
United States Federal Statutory Rate       34.00%         35.0%
State Income Tax Rate, Net of
Federal Benefit                             4.29%          1.9%
Non-deductible and Other Items             -2.10%         -5.5%
                                         -----------  ----------
   Pro Forma Effective Income Tax Rate     36.19%         31.4%
                                         ===========  ==========

As noted in Subsequent Events, on January 18, 2006 the Company's S-corporation election was terminated and on a go forward basis will be treated as a C Corporation. The Company has reserved approximately $925,000 for a distribution to the prior S-corporation shareholders to pay their tax associated with earnings for the 2005 year end.

7.     LONG-TERM  DEBT

Long-term  debt  of  the  Company  was  as  follows:

                                                                DECEMBER  31,
                                                               ---------------
                                                               2005           2004
                                                          --------------  --------------
Note payable to State Bank & Trust, payable in
monthly installments of $10,000 including interest
at 5.00%, maturing November 11, 2008, secured
by all assets of the Company and personally
guaranteed by two major stockholders of the
Company                                                   $   1,416,499   $   1,462,992

Note payable to GMAC, payable in monthly
installments of $618 including interest at 8.00%,
maturing March 29, 2009, secured by 2003
Chevrolet truck                                                      --          26,641

Note payable to Great American, payable in
monthly installments of $251 including interest
at 11.11%, maturing February 1, 2007, secured
by copier equipment                                               3,282           5,777

Note payable to Great American, payable in
monthly installments of $240 including interest
at 13.96%, maturing February 28, 2007, secured
by copier equipment                                               3,083           5,358
                                                          --------------  --------------

Total                                                         1,422,864       1,500,768
Less:  Current portion of long-term debt                   (     55,716)   (     58,190)
                                                          --------------  --------------
Total Long-Term Debt, net of current portion              $   1,367,148   $   1,442,578
                                                          ==============  ==============

Total interest costs for the years ended December 31, 2005 and 2004, amounted to $74,903 and $55,109, respectively, as reflected on the face of the accompanying statement of income.

At December 31, 2005, principal repayment requirements on long-term debt were as follows:

     YEAR  ENDING  DECEMBER  31       AMOUNT
     --------------------------       ------
          2006                        55,717
          2007                        53,859
          2008                     1,313,288
                                   ---------
          Total                    1,422,864
          Less: Current portion
          of long-term debt          (55,716)
                                   ---------
          Total Long-Term Debt,
          net of current portion  $1,367,148
                                   =========

8.     STOCKHOLDERS'  EQUITY

Effective end of business day on December 31, 2004, the Company purchased approximately sixty shares of common stock from one of its minority stockholders for a total cost of $66,000 and recorded the purchased shares as treasury stock. These shares were retired on December 16, 2005.

During the years ended December 31, 2005 and 2004, the Company's board of directors authorized stockholder distributions payable to stockholders' of record in the amount of $2,050,000 and $598,158, respectively. At December 31, 2005 and 2004, $925,000 and $545,540, respectively, of these authorized distributions to stockholders had not been paid and has been recorded as accrued stockholder distributions, as reflected on the face of the accompanying balance sheet as a current liability of the Company.

9.     COMMITMENTS  AND  CONTINGENCIES

REPURCHASE AGREEMENTS - The Company is contingently liable, for periods ranging from 18 to 24 months, under the terms of repurchase agreements with financial institutions who provide inventory financing for retailers of the Company's products. These arrangements, which are customary in the industry, provide for the repurchase of products sold to retailers in the event of default by the retailer on its lending agreement. The contingent obligation terminates when the retailer sells the homes. The risk of loss under these agreements is spread over numerous retailers and, generally, the company has the right to repossess the home in the event of the dealers default. The maximum amount for which the Company is contingently liable under such agreements amounted to $9,600,519 and $4,516,365 at December 31, 2005 and 2004, respectively.

The remaining outstanding contingent liability arising from sales to dealers prior to December 31, 2004 amounted to $525,000 on the date of this filing. The Company evaluates its liability under these arrangements in accordance with FASB Interpretation No. 45 Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Company to date has not experienced significant losses under these agreements and periodically evaluates the dealers' financial condition. As a result, management does not expect any future losses that may arise under these agreements to have a material effect on the accompanying financial statements. As of December 31, 2005 and 2004 the Company had a reserve of $35,000 and 3,500, respectively, for future repurchase losses.

LITIGATION - The Company in the normal course of business is subject to claims and litigation. Management of the Company is of the opinion that based on information available, such legal matters will not ultimately have a material adverse effect on the financial position or results of operation of the Company.

IRREVOCABLE  STANDBY  LETTERS  OF  CREDIT  -  See  Note  5  Credit Arrangements.

EMPLOYMENT  CONTRACTS  -  See  Note  12  Subsequent  Events.

10.     RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company purchased its single manufacturing facility, underlying land, and certain equipment content of the facility from the father of the Company's president/majority stockholder at a cost of $1,500,000. In addition, the Company pays this same related party a consulting fee of $5,000 per month. Total consulting fees paid amounted to $60,000 and $75,000 during 2005 and 2004, respectively. This agreement expires in 2008. Management asserts that these transactions are arms length transactions between the Company and the related party.

Stockholder distributions approximating $2,050,000 and $598,158 were declared payable to the stockholders of the Company during 2005 and 2004, respectively, pro rata to their common stock ownership interest, as reflected on the face of the accompanying statement of retained earnings. Each of these stockholders was also employed by the Company during 2005 and 2004 and was paid employee compensation based on negotiated arm's length employment agreements.

11.     COMMON STOCK PURCHASE AGREEMENT

On November 1, 2005, Deer Valley Acquisitions Corp., a Florida corporation ("DVA"), entered into a Common Stock Purchase Agreement with the stockholders/employees of the Company to sell all of the issued and outstanding common stock of Deer Valley Homebuilders, Inc. for a price of $6,000,000. As a condition of closing, each stockholder/employee will enter into a five year employment agreement and will be entitled to participate in a price adjustment target account ("PATA"). The PATA shall be a liability accruing for any calendar year in which the Company's pretax earnings exceed $1,000,000. The PATA calculations will begin on October 2, 2005; however, the $1,000,000 calculation for the fourth quarter of 2005 will be $250,000. At the end of any such year, the PATA will be increased by an amount equal to 50% of the pretax earnings of the Company that is over the $1,000,000 threshold for such calendar year. Partial cash distributions of up to 50% of any stockholder's/employee's pro rata accrued value of the PATA will be made by DVA at the request of the stockholder/employee at any time after January 1, 2007. All funds remaining in the PATA will be distributed to the stockholders/employees on the earlier of January 1, 2014 or the date that the PATA has accumulated a total of $6,000,000, assuming the employment agreement has been completed. If the stockholder/employee fails to complete his employment term either by voluntarily leaving the Company, is terminated for cause; or violates the Company's non-compete agreement shall forfeit their portion of the PATA. That stockholder's/employee's share of the PATA will be redistributed 50% back to the Company and 50% assigned to the remaining stockholders/employees on a pro-rata basis.

12.     SUBSEQUENT EVENTS

On January 18, 2006, Cytation Corporation entered into the Securities Purchase and Share Exchange Agreement, (the "Securities Purchase and Share Exchange Agreement") by and among Cytation Corporation, Richard A. Fisher, an individual, and Kevin J. High, certain purchasers of Cytation Corporation's Series A Convertible Preferred Stock (as defined below), DVA, the shareholders of DVA, and Vicis Capital Master Fund (the "Lender").

On January 18, 2006, Cytation Corporation entered into the Investor Rights Agreement (the "Investor Rights Agreement"), by and among Cytation Corporation, each of the purchasers of Cytation Corporation's Series A Preferred Stock, each of the shareholders of DVA, and the Lender. Pursuant to the Investor Rights Agreement, Cytation Corporation (a) has agreed to register certain securities for resale, including Cytation Corporation's shares related to the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series A Common Stock Purchase Warrants, and the Series B Common Stock Purchase Warrants, and (b) granted pre-emptive rights to the holders of Cytation Corporation's Series A Preferred Stock.

On January 18, 2006, Cytation Corporation's wholly-owned subsidiary, DeerValley Acquisitions Corp., entered into an Earnout Agreement (the "Earnout Agreement"), between Deer Valley Homebuilders, Inc., Deer Valley Acquisitions Corp., and the former owners of Deer Valley Homebuilders, Inc. In connection with the Capital

Stock Purchase Agreement, Cytation Corporation entered into the Earnout Agreement, pursuant to which, additional payments may be paid to the former owners of Deer Valley Homebuilders, Inc., as an earnout, based upon the Net Income Before Taxes of Deer Valley Homebuilders, Inc. during the next five (5) years up to a maximum of $6,000,000. The business purpose of executing the Earnout Agreement was to set the purchase price of Deer Valley Homebuilders, Inc. by an objective standard, given that the owners of DVH and Cytation Corporation could not agree on an outright purchase price. Such agreement is described in more detail herein under Capital Stock Purchase Agreement.

Pursuant to the Capital Stock Purchase Agreement dated November 1, 2005, as amended (the "Capital Stock Purchase Agreement"), DeerValley Acquisitions Corp., a wholly owned subsidiary of Cytation Corporation, acquired, immediately after completion of the Series A Financing and the Share Exchange, one hundred percent (100%) of the issued and outstanding capital stock of Deer Valley Homebuilders, Inc. Upon completion of the acquisition of the capital stock of Deer Valley Homebuilders, Inc., Deer Valley Homebuilders, Inc. became an indirect wholly owned subsidiary of Cytation Corporation.

In order to effectuate the Capital Stock Purchase Agreement, Cytation Corporation completed a series of transactions exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) of the Act for transactions not involving a public offering and Rule 506 promulgated by the United States Securities and Exchange Commission under the Securities Act of 1933, as amended. As of the date of these financials, Cytation Corporation has closed on a private placement of approximately

745,622  shares  of  Series  A  Preferred  Stock.  Pursuant  to the Securities

Purchase and Share Exchange Agreement, dated as of January 18, 2006, Cytation Corporation (a) issued and sold to the Purchasers, and the Purchasers purchased from Cytation Corporation, (a) Series A Preferred Stock, (b) Series A Common Stock Purchase Warrants, and (c) Series B Common Stock Purchase Warrants. Also on January 18, 2006, Cytation Corporation completed a share exchange pursuant to which Cytation Corporation acquired 100% of the issued and outstanding capital stock of Deer Valley Acquisitions, Corp. Pursuant to the Share Exchange Agreement, in exchange for 100% of the issued and outstanding common stock of Deer Valley Acquisitions, Corp., Cytation Corporation issued the following securities to the shareholders of Deer Valley Acquisitions, Corp.: (a) Series B Preferred Stock, (b) Series C Preferred Stock, and (c) Series C Common Stock Purchase Warrants.

In connection with the Securities Purchase and Share Exchange Agreement, on January 18, 2006, Cytation Corporation issued to the Lender an Interest Bearing Non-Convertible Installment Promissory Note ("the Note"), in the original principal amount of One Million Five Hundred Thousand and No/100 Dollars ($1,500,000), together with interest accruing thereon at an annual rate of twelve percent (12%) per annum. The business purpose of executing the Note was to fund the acquisition of Deer Valley Homebuilders, Inc. On March 17, 2006 the Lender decided to convert its $1,500,000 promissory note that was issued in January 2006. Pursuant to the terms of the Debt Exchange Agreement, Cytation Corporation issued the Lender its Series A Convertible Preferred Stock, Series A Warrants, and Series B Warrants to the investor, in exchange for the retirement of its obligations to repay such promissory note.

In connection with the transaction described herein, the Company's S-corporation election was terminated and on a go forward basis will be treated as a C Corporation. The Company has reserved $925,000 for a distribution to the prior S-corporation shareholders to pay their tax associated with earnings for the 2005 year end.

On January 25 2006, Deer Valley Homebuilders, Inc. entered into a Sales Contract with the father of the Company's President to purchase real property located at 7668 Highway 278 in Sulligent, Alabama. The purchase price for the Sulligent Property is $725,000 cash, and the closing is scheduled to occur on or about April 30, 2006. We intend on obtaining a loan, secured by a mortgage on the Sulligent Property, to finance the purchase price for the Sulligent Property. Currently, Deer Valley is occupying the Sulligent Property pursuant to a short term lease. Deer Valley's plant on the Sulligent Property opened on February 20, 2006 and, as of the date of this filing, is producing approximately 12 floors per week.

No employment agreements were in effect during 2005. On January 18, 2006, the Company entered into the following employment agreements with the following executive officers.

On January 18, 2006, Deer Valley Homebuilders, Inc. entered into a seven year employment agreement with Joel Stephen Logan, II. Under the terms of Mr. Logan's Employment Agreement, Mr. Logan is (a) entitled to receive a fixed annual salary of $52,000, (b) entitled to receive a monthly "hitch bonus" of $60 per "floor" produced by the Company, and (c) is eligible to participate and receive 4.6% of the net income before taxes of the Company, and (d) entitled to receive health benefits and coverage, as provided by the Company.

On January 18, 2006, Deer Valley Homebuilders, Inc. entered into a seven year employment agreement with Charles L. Murphree, Jr. Under the terms of Mr. Murphree's Employment Agreement, Mr. Murphree is (a) entitled to receive a fixed annual salary of $52,000, (b) entitled to receive a monthly "hitch bonus" of $33.33 per "floor" produced by the Company, (c) is eligible to participate and receive 2.2% of the net income before taxes of the Company, and (d) entitled to receive health benefits and coverage, as provided by the Company.

On January 18, 2006, Deer Valley Homebuilders, Inc. entered into a seven year employment agreement with John Steven Lawler. Under the terms of Mr. Lawler's Employment Agreement, Mr. Lawler is (a) entitled to receive a fixed annual salary of $52,000, (b) entitled to receive a monthly "hitch bonus" of $35 per "floor" produced by the Company, and (c) is eligible to participate and receive 2% of the net income before taxes of the Company, and (d) entitled to receive health benefits and coverage, as provided by the Company.

On January 18, 2006, DeerValley Acquisitions, Corp., a wholly-owned subsidiary of Cytation Corporation, acquired 100% of the issued and outstanding capital stock of Deer Valley Homebuilders, Inc. The results of Deer Valley Homebuilders, Inc. will be included in consolidated financial statements for periods after January 18, 2006. Deer Valley Homebuilders, Inc. is an Alabama corporation with its business offices located at 205 Carriage Street, P.O. Box 310, Guin, Alabama 35563 and is engaged in the production, sale and marketing of manufactured homes in the southeastern and south central U.S. housing market. Cytation Corporation purchased Deer Valley Homebuilders, Inc. to serve as its primary operating company and to gain entry into the manufactured home market. Deer Valley Homebuilders, Inc. comprises substantially all of Cytation Corporation's operations.

The aggregate purchase price for Deer Valley Homebuilders, Inc. was $6,000,000, including $5,500,000 cash and $500,000 of Cytation Corporation's Series A Convertible Preferred Stock, Series A Common Stock Purchase Warrants, and Series B Common Stock Purchase Warrants. In addition, an Earnout Agreement was entered into, pursuant to which additional payments may be paid to the former owners of Deer Valley Homebuilders, Inc., as an earnout, based upon the Net Income Before Taxes of Deer Valley Homebuilders, Inc. during the next five (5) years, up to a maximum of $6,000,000. The value of the Series A Convertible Preferred Stock, Series A Common Stock Purchase Warrants, and Series B Common Stock Purchase Warrants were determined in a private offering also completed on January 18, 2006.

THE FOLLOWING TABLE SUMMARIZES THE ESTIMATED FAIR VALUES OF THE ASSETS ACQUIRED AND LIABILITIES ASSUMED AT THE DATE OF ACQUISITION.

            AT DECEMBER 31, 2005
Current assets                  $  6,398,562
Property, plant, and equipment     1,611,531
Goodwill                           3,611,994
                                ------------
  Total assets acquired                       $  11,622,087
                                              -------------
Current liabilities              (3,879,939)
Long-term debt                   (1,367,148)
                                ------------
  Total liabilities assumed                    ($5,247,087)
                                              -------------
  Net assets acquired                          $  6,375,000
                                              =============